CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 APR -9 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS

07022421

2 April 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 26 March 2007 (*News Release: Strategic Acquisition of Three Prime Freehold Residential sites at District 11*);
- 27 March 2007 (*Notification of change in Interests : (i) Thai Real Estate Restructuring Fund I – a Property Fund, (ii) Napapornthip Co., Ltd. – an associated company*);
- 30 March 2007 (*Proposed Sale of Property Units at The Solitaire*)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2007 17:11:43
Announcement No.	00042

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release: Strategic Acquisition of Three Prime Freehold Residential Sites at District 11
Description	Please see attached News Release issued on 26 March 2007 in relation to the subject matter.
Attachments:	260307_Press_Release.pdf Total size = **27K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

NEWS RELEASE

26 March 2007

STRATEGIC ACQUISITION OF THREE PRIME FREEHOLD RESIDENTIAL SITES AT DISTRICT 11

City Developments Limited (CDL) has acquired three more prime freehold residential sites at District 11 – Concorde Residences, and the adjoining Balestier Court and Bright Building – for a total of S$81.3 million, excluding a development charge of approximately S$103,000. With the further purchase of an adjoining state land of 3,415 square feet the purchase price for the three sites works out to approximately S$490 per square foot, per plot ratio. The en bloc acquisitions are subject to the approval of the Strata Titles Board (STB).

Amalgamating the three sites, along with the state land, will give a total land area of 60,214 square feet, and allow for a new development with a maximum potential gross floor area of 168,600 square feet. Under the 2003 Master Plan, all three sites are zoned for residential use with gross plot ratios of 2.8. The combined site has the potential to yield 150 apartment units averaging 1,200 square feet each, built to a maximum of 36 storeys high.

Strategically located along Thomson Road, near the junction with Balestier Road, the sites are a short drive away from Orchard Road and the Central Business District, and only minutes from the Pan Island Expressway. Easy access to all parts of the island can also be enjoyed via public transport, with the Novena and upcoming Thomson MRT Stations close by. The sites are also located in close proximity to a host of shopping, banking, leisure, lifestyle and healthcare facilities, as well as established schools.

CDL's successful bid for these three prime freehold sites will enhance its presence in the Thomson vicinity. Earlier this year and last year, CDL had already strategically purchased other prime residential freehold sites in the vicinity: The 41,688 square feet Albany site in February 2007 and the adjoining Lock Cho Apartments, Comfort Mansion and a four-storey walk-up apartment which has a combined land area of about 137,479 square feet in March 2006. Together, these five sites present CDL with the flexibility and opportunity to develop a sizeable and attractive project

"The en bloc purchases of Concorde Residences and the adjoining Balestier Court and Bright Building are in line with CDL's strategic land acquisition policy. We have always believed in the selective purchase of land parcels in prime locations or in areas where there is good growth potential – apart from adding to our existing land bank, we are focused on creating value beyond the purchase of each individual plot. By amalgamating these five prime sites for a larger plot, we will enjoy greater flexibility in site development," said Mr Chia Ngiang Hong, CDL's Group General Manager.

Collectively, CDL's acquisitions of the five strategic en bloc purchases in Thomson area, combined with the pieces of adjoining state land, would provide CDL with a total land area of 296,907 square feet and potential gross floor area of approximately 831,339 square feet.

For media queries, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Mar-2007 12:42:52
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification of change in interests : (i) Thai Real Estate Restructuring Fund I - a Property Fund, (ii) Napapornthip Co., Ltd. - an associated company
Description	Please find attached the announcement in relation to the above.
Attachments:	Notification_announcement.pdf Total size = **19K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

NOTIFICATION OF CHANGE IN INTERESTS :
(I) THAI REAL ESTATE RESTRUCTURING FUND I – A PROPERTY FUND
(II) NAPAPORNTHIP CO., LTD. – AN ASSOCIATED COMPANY

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(i) <u>Thai Real Estate Restructuring Fund I</u>

Pursuant to sale and purchase agreements entered into in November 2006 by certain indirect wholly-owned subsidiaries of the Company as purchasers, these subsidiaries had acquired an aggregate interest of 16.67% in the units of Thai Real Estate Restructuring Fund I ("**TRRF**"), a property fund established in Thailand, for an aggregate consideration of Thai Baht 160,000,000 arrived at on a willing-buyer willing-seller basis.

(ii) <u>Napapornthip Co., Ltd.</u>

Credence Investments Limited ("**Credence**"), an indirect wholly-owned subsidiary of the Company, has acquired 4,900 shares in Napapornthip Co., Ltd. ("**Napapornthip**"), representing a 49% interest in the shareholding of Napapornthip, from Riverside Hotel Investors, LLC for a consideration of USD 13,609,114 arrived at on a willing-buyer willing-seller basis.

The acquisition of the units in TRRF and the shareholding interests in Napapornthip are not expected to have any material financial effect on the Company.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid acquisition in the units of TRRF and in the shares of Napapornthip.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 27 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Mar-2007 17:55:16
Announcement No.	00114

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Sale Of Property Units At The Solitaire
Description	Please find attached the announcement relating to the above.
Attachments:	CDL_Ann_300307.pdf Total size = **23K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNITS AT THE SOLITAIRE

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce pursuant to Rule 910 of the Listing Manual of the Singapore Exchange Securities Trading Limited that the Board has approved the sale of two units (the "Units") in the residential development known as The Solitaire (the "Project") to the following persons who are interested persons of the Company.

	Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
(1)	Mr Yeo Wee Eng Vincent	5B Balmoral Park #10-04	$2,292,720.00	18%, being the discount offered to members of the public who purchase units in the Project at the time of the grant of the Option to Purchase ("Public Discount").	Nephew of Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck (Directors of CDL)
(2)	Ms Yeo Wei Ping Patricia	5A Balmoral Park #08-03	$3,009,400.00	18% Public Discount.	Niece of Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck (Directors of CDL)

The Audit Committee of CDL has reviewed the terms and conditions for the proposed sale of each of the Units and has approved each sale. The Audit Committee is of the view that the terms of the proposed sale of each of the Units are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck had abstained from the Board's review and approval of the proposed sale of the Units.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

END

30 March 2007